As submitted to the Securities and Exchange Commission confidentially on March 21, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Submission No. 2

on

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Evelo Biosciences, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	46-5594527
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

620 Memorial Drive, Suite 200

Cambridge, Massachusetts 02139

(617) 577-0300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Balkrishan (Simba) Gill, Ph.D.

President and Chief Executive Officer

Evelo Biosciences, Inc.

620 Memorial Drive, Suite 200

Cambridge, Massachusetts 02139

(617) 577-0300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter N. Handrinos Wesley C. Holmes Latham & Watkins LLP 200 Clarendon Street Boston, Massachusetts 02116 (617) 948-6000	Stuart M. Cable Edwin M. O’Connor Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
(Do not check if a smaller reporting company)		Emerging growth company	☒

If an emerging growth company, indicate by checkmark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)
Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This filing is being submitted confidentially solely for the purpose of submitting Exhibits 10.15, 10.16 and 10.17 to the Registration Statement on Form S-1 (the “Registration Statement”). No change is made to the prospectus constituting Part I of the Registration Statement or Items 13, 14 or 17 of Part II of the Registration Statement.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq listing fee.

Amount
Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
Initial listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our restated certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our restated certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favour by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We intend to enter into indemnification agreements with each of our directors and executive officers. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us within the past three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a) Issuance of Capital Stock.

From June 29, 2015 through December 8, 2016, the registrant issued an aggregate of 11,666,668 shares of Series A Preferred Stock for aggregate consideration of $7.0 million and 1,703,611 shares of Series A Preferred

Stock in converted promissory notes upon the cancellation of principal debt totalling $1.0 million principal plus $22,167 accrued interest to accredited investors, (ii) 10,102,055 shares of Series A-1 Preferred Stock for an aggregate consideration of $6.1 million to accredited investors, (iii) 5,833,334 shares of Series A-2 Preferred Stock for an aggregate consideration of $7.0 million to accredited investors, (iv) 8,749,650 shares of Series A-3 Preferred Stock for an aggregate consideration of $10.5 million to accredited investors, all pursuant to Section 4(a)(2) of the Securities Act and Rule 506 as transactions not involving a public offering.

From January 5, 2017 through January 30, 2018, the registrant issued an aggregate of 28,027,778 shares of Series B Preferred Stock for aggregate consideration of $50.5 million, including $450,000 of consulting services rendered, to accredited investors pursuant to Section 4(a)(2) of the Securities Act and Rule 506 as transactions not involving a public offering.

From February 9, 2018 through March 9, 2018, the registrant issued an aggregate of 25,232,199 shares of Series C Preferred Stock for aggregate consideration of $81.5 million to accredited investors pursuant to Section 4(a)(2) of the Securities Act and Rule 506 as transactions not involving a public offering.

(b) Equity Grants.

From June 8, 2015 to January 25, 2018, the registrant granted stock options to purchase an aggregate of 18,485,182 shares of its common stock with exercise prices ranging between $0.001 and $0.97 per share, and 120,826 shares of restricted common stock to employees, non-employees, and directors in connection with services provided to the registrant by such parties pursuant to Section 4(a)(2) and Rule 701 of the Securities Act as transactions not involving a public offering.

(c) Warrants.

From November 13, 2015 to March 21, 2016, the registrant issued warrants to purchase an aggregate of 100,000 shares of Series A preferred stock at an exercise price of $0.60 per share to Comerica Bank pursuant to Section 4(a)(2) of the Securities Act as transactions not involving a public offering.

On June 10, 2016, the registrant issued a warrant to purchase common stock at an exercise price of $0.01 per share to Mayo Foundation for Medical Education and Research pursuant to Section 4(a)(2) of the Securities Act as a transaction not involving a public offering. The warrant is currently exercisable for an aggregate of 549 shares of common stock.

On August 15, 2016, the registrant issued warrants to purchase an aggregate of (i) 62,497 shares of Series A-1 preferred stock at an exercise price of $0.60 per share and (ii) 31,248 shares of Series A-3 preferred stock at an exercise price of $1.20 per share to Pacific Western Bank pursuant to Section 4(a)(2) of the Securities Act as transactions not involving a public offering.

On February 7, 2018, the registrant issued warrants to purchase an aggregate of 34,722 shares of Series B preferred stock at an exercise price of $1.80 per share to Pacific Western Bank pursuant to Section 4(a)(2) of the Securities Act as transactions not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1**	Amended and Restated Certificate of Incorporation of the Registrant, as amended (currently in effect)

3.2**	Bylaws of the Registrant (currently in effect)

3.3*	Form of Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)

3.4*	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the closing of this offering)

4.1**	Fourth Amended and Restated Investors’ Rights Agreement, dated February 9, 2018, by and among the Registrant and the investors named therein

4.2*	Specimen Stock Certificate evidencing the shares of common stock

4.3**	Common Stock Purchase Warrant issued to Mayo Foundation for Medical Education and Research, dated June 10, 2016

4.4**	Warrant to Purchase Stock issued to Comerica Bank, dated November 13, 2015, to purchase Series A preferred stock

4.5**	Amended and Restated Warrant to Purchase Stock issued to Pacific Western Bank, dated August 15, 2016, to purchase Series A-1 preferred stock

4.6**	Warrant to Purchase Stock issued to Pacific Western Bank, dated August 15, 2016, to purchase Series A-3 preferred stock

4.7**	Second Warrant to Purchase Stock issued to Pacific Western Bank, dated February 7, 2018, to purchase Series B preferred stock

5.1*	Opinion of Latham & Watkins LLP

10.1#**	2015 Stock Incentive Plan, as amended through December 27, 2017, and forms of agreements thereunder

10.2#*	2018 Incentive Award Plan and forms of agreements thereunder

10.3#*	2018 Employee Stock Purchase Plan and forms of agreements thereunder

10.4#*	Non-Employee Director Compensation Program

10.5#*	Form of Indemnification Agreement for Directors and Officers

10.6**	Lease between the Registrant and 620 Memorial Leasehold LLC, dated July 14, 2015, as amended on January 24, 2018

10.7*	Sublease Agreement between the Registrant and Bio-Rad Laboratories, Inc., dated December 27, 2017

10.8#*	Employment Agreement between the Registrant and Mark Bodmer, Ph.D. (to be effective upon the closing of this offering)

10.9#*	Employment Agreement between the Registrant and Balkrishan (Simba) Gill, Ph.D. (to be effective upon the closing of this offering)

10.10#*	Employment Agreement between the Registrant and Duncan McHale, M.D., Ph.D. (to be effective upon the closing of this offering)

10.11#*	Offer Letter between the Registrant and Mark Bodmer, Ph.D., dated October 6, 2015

10.12#*	Offer Letter between the Registrant and Balkrishan (Simba) Gill, Ph.D., dated June 25, 2015

10.13#*	Employment Agreement between the Registrant and Duncan McHale, M.D., Ph.D., dated December 15, 2017

10.14*	Agreement for the Supply of Services, dated January 1, 2017, as amended on July 22, 2017, between the Registrant and Weatherden Ltd.

10.15†	Patent License Agreement between Mayo Foundation for Medical Education and Research and the Registrant, dated August 6, 2017

10.16†	Exclusive License Agreement between The University of Chicago for an Immuno-oncology Technology and the Registrant, dated March 10, 2016

10.17†	Exclusivity and Commitment Agreement between Biose and the Registrant, dated February 15, 2018

10.18*	Loan and Security Agreement between Pacific Western Bank and the Registrant, dated August 15, 2016, as amended on June 14, 2017, August 18, 2017 and February 7, 2018

21.1**	Subsidiaries of the Registrant

23.1*	Consent of Ernst & Young LLP

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.
**	Previously filed.
#	Indicates management contract or compensatory plan.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 406 under the Securities Exchange Act of 1933.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the audited consolidated financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on this    day of            , 2018.

EVELO BIOSCIENCES, INC.

By:
Balkrishan (Simba) Gill, Ph.D.
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Evelo Biosciences, Inc., hereby severally constitute and appoint Balkrishan (Simba) Gill, Ph.D. and                    , and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

	President, Chief Executive Officer and Director (principal executive officer, principal financial officer and principal accounting officer)	, 2018
Balkrishan (Simba) Gill, Ph.D.

	Chairman of the Board of Directors	, 2018
Noubar B. Afeyan, Ph.D.

	Director	, 2018
Lord Ara Darzi

	Director	, 2018
David R. Epstein

	Director	, 2018
Theodose Melas-Kyriazi

	Director	, 2018
David P. Perry